LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET, SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 EMAIL: wbarnett@wbarnettlaw.com

December 13, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington D.C. 20549

Attn: Tim Buchmiller
Jay Mumford
Brian Cascio
Praveen Kartholy

Re: AOB Biotech, Inc.
Amendment No. 2 to Registration Statement on Form 10-SB
Filed: November 13, 2006
File No: 000-52221

Gentlepersons:

The Registrant hereby files its Amendment No. 2 to Amendment No. 1 to the Form 10-SB Registration Statement filed on November 13, 2006 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s December 7, 2006 comment letter. We have also e-mailed to Mr. Mumford a copy of Amendment No. 2 marked to show changes.

To assist the staff in its review of its responses, we have reproduced the text of each of the staff’s comments preceding each of our responses.

Item 1. Description of Business, page 4

1.
We note from your response to comment 1, that you were formerly known as AOB Capital, Inc. We also note from your disclosure that “[i]n May 2004 the Company ceased all financial service operations.” From the AOB Capital website, however, it appears that the operations of AOB Capital still continue. Please explain.

Response

AOB Capital, Inc. is a separate corporation incorporated in Nevada on December 27, 2005. This corporation is not associated with the Registrant nor is its website in any way connected to the Registrant’s website. Mr. Liao, the Registrant’s CEO, is a 15 percent owner of AOB Capital. AOB Capital is in a completely different business than that of the Registrant. It has its own officers, employees, website and products.

2.
We note your revised disclosure indicates that your plan to open your first store in China has been delayed from the fall of 2006 to “early 2007.” With a view towards revised disclosure, please tell us why your plans in this regard have been delayed. We also note your disclosure under “Marketing in China” on page 5 that you plan to open your first store in Beijing in the fall of 2006. Please revise so that your disclosure regarding your store openings is consistent.

Response

The delay in opening the Beijing store has been caused, principally, because of the landlord requiring certain revisions, and by the Registrant revising and adding to its build-out. The opening date, of early 2007, is still the Registrant’s planned date. We have revised our disclosure under “Marketing in China” on page 5 in order to conform to the disclosure previously relating to the opening of the Beijing store in “early 2007.”

Risk Factors, page 9

Our reliance on only a few customers…, page 10

3.	We note your response to our prior comment 6. We reissue the comment in part. Please disclose the payment terms for Harbinger and the likelihood that you will collect on the accounts receivable.

Response

We have added the probability of payment from Harbinger as you have required.

Management’s Discussion and Analysis, page 17

4.
We note your response to our prior comment 6. We reissue the comment in part. Please discuss the extent to which sales to Harbinger contributed to your product revenues and your related accounts receivable, including the likelihood that they will be paid to you.

Response

We have revised this section in accordance with your comment.

Financial Statements

5.	We note your response to our prior comment 12. Please confirm to us that there are no refund rights to the $200,000 you recognize for formula sales revenue.

Response

In response to your comment, please be advised that there are no refund rights to the $200,000 that the Registrant has recognized for formula sales revenue.

Enclosed with this letter is a letter from the President of the Company acknowledging, among other things, the Company’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have answered all of your comments fairly and reasonably. As this is our second time in filing our Form 10-SB, and since this is our second amendment which incorporated responses to only five comments, we would like to request that the Staff provide expedited treatment for this filing. Thank you.

Very truly yours,

LAW OFFICES OF WILLIAM B. BARNETT

/s/ William B. Barnett
William B. Barnett